ASARCO


                                        October 25, 1999


 Dear Fellow Stockholders:

      As you know, on October 14, 1999, Grupo MExico S. A. de C.V. offered to increase the price of its acquisition proposal from $29.50 to $29.75 per share in cash. This increase resulted in the Grupo MExico offer being superior to the price terms of our transaction with Phelps Dodge Corporation. In addition, Phelps Dodge notified us on Friday afternoon, October 22, 1999, that they would not be increasing the price of their offer. As a result, this morning we terminated our merger agreement with Phelps Dodge and entered into a merger agreement with Grupo MExico which provides, among other things, for Grupo MExico to acquire all of the outstanding shares of ASARCO common stock at $29.75 per share in cash pursuant to a tender offer followed by a merger in which all ASARCO shares not purchased in the offer would be acquired for $29.75 per share in cash.

      As more fully described in the accompanying amendments to the Grupo MExico Schedule 14D-9 and the Phelps Dodge Schedule 14D-9, YOUR BOARD OF DIRECTORS UNANIMOUSLY (1) DETERMINED THAT THE GRUPO MEXICO MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE GRUPO MEXICO $29.75 PER SHARE OFFER AND THE GRUPO MEXICO MERGER, ARE FAIR TO AND IN THE BEST INTERESTS OF THE HOLDERS OF ASARCO COMMON STOCK, (2) APPROVED AND ADOPTED THE GRUPO MEXICO MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, AND (3) RECOMMENDS THAT YOU ACCEPT THE GRUPO MEXICO OFFER AND TENDER YOUR SHARES IN THAT OFFER. In light of the Board's recommendation of the transaction with Grupo MExico, the Board unanimously recommends that you reject the Phelps Dodge exchange offer and not tender your shares in that offer.

      Additional information with respect to the Board's decision and its actions is contained in the enclosed amendments to the Grupo MExico and Phelps Dodge Schedules 14D-9. We urge you to read them carefully.

      Your Board and the management of ASARCO greatly appreciate all of the support you have shown us during this process.


                                        Sincerely,


                                        Francis R. McAllister
                                        Chairman of the Board and
                                        Chief Executive Officer